                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         DAILEY PETROLEUM SERVICES CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   233806-10-6
                  --------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233806-10-6                     13G                  Page 2 of 7 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J. D. Lawrence

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas

--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                  5,000,000 shares

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                     0 shares
          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  5,000,000 shares

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                     0 shares

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,000,000 shares

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      55.52%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 233806-10-6                     13G                  Page 3 of 7 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lawrence Industries, Inc.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                  5,000,000 shares

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                     0 shares
          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  5,000,000 shares

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                     0 shares

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,000,000

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      55.52%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 233806-10-6                     13G                  Page 4 of 7 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dailey Holdings Inc.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                  5,000,000 shares

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                     0 shares
          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  5,000,000 shares

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                     0 shares

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,000,000

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      55.52%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)     NAME OF ISSUER:

              Dailey Petroleum Services Corp.

Item 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              2507 North Frazier
              P.O. Box 1863
              Conroe, Texas  77305

Item 2(a)     NAME OF PERSON FILING:

              This Schedule is filed on behalf of J. D. Lawrence, an individual ("Mr. Lawrence"), Lawrence Industries, Inc., a Delaware corporation ("Lawrence Industries") and Dailey Holdings Inc., a Delaware corporation ("Dailey Holdings").

Item 2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              2507 North Frazier
              P.O. Box 1863
              Conroe, Texas  77305

Item 2(c)     CITIZENSHIP:

              Mr. Lawrence:  Texas
              Lawrence Industries:  Delaware corporation
              Dailey Holdings:  Delaware corporation

Item 2(d)     TITLE OF CLASS OF SECURITIES:

              Class A Common Stock, $.01 par value (the "Common Stock")

Item 2(e)     CUSIP NUMBER:

              233806-10-6

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable.

Item 4        OWNERSHIP:

              Dailey Holdings owns directly 5,000,000 shares of Class B Common Stock, $.01 par value ("Class B Stock") of Dailey Petroleum Services Corp. (the "Company"). The Class B Stock is convertible to an equal number of shares of Class A Common Stock, $.01 par value ("Class A Stock") of the Company at the discretion of Dailey Holdings or upon the occurrence of certain other events as set forth in the Company's Restated Certificate of Incorporation. Dailey Holdings, therefore, is deemed to beneficially own, and have the sole power to vote and dispose of, 5,000,000 shares of Class A Stock. Lawrence Industries is the sole stockholder of Dailey Holdings and Mr. Lawrence is the controlling stockholder of Lawrence Industries, therefore, both Lawrence Industries and Mr. Lawrence are deemed to beneficially own, and have sole power to vote and dispose of, 5,000,000 shares of Class A Stock.

Item 5        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              Not applicable.

Item 6        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

       As the sole stockholder of Dailey Holdings, Lawrence Industries has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Stock beneficially owned by Dailey Holdings. As the controlling stockholder of Lawrence Industries, Mr. Lawrence has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Stock beneficially owned by Lawrence Industries.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
              COMPANY:

              Not applicable.

Item 8        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              Not applicable.

Item 9        NOTICE OF DISSOLUTION OF GROUP:

              Not applicable.

Item 10       CERTIFICATION:

              Not applicable.





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                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 10, 1997
                                       -----------------------------------------
                                                         Date

                                        /s/ J. D. Lawrence
                                       -----------------------------------------
                                                      J. D. Lawrence



                                       LAWRENCE INDUSTRIES, INC.


                                       By: /s/ J. D. Lawrence
                                          --------------------------------------
                                                      J. D. Lawrence
                                                        President


                                       DAILEY HOLDINGS INC.


                                       By: /s/ J. D. Lawrence
                                          --------------------------------------
                                                      J. D. Lawrence
                                                        President





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
                                                                     Exhibit 1.1



                                AGREEMENT AS TO
                            FILING OF SCHEDULE 13-G


       Pursuant to Rule 13d-2(f)(1) promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), each of the undersigned agree that the Schedule 13G to which this "Agreement as to Filing of Schedule 13G" is an exhibit is filed on behalf of each of the undersigned.





                                        February 10, 1997
                                       -----------------------------------------
                                                         Date

                                        /s/ J. D. Lawrence
                                       -----------------------------------------
                                                      J. D. Lawrence



                                       LAWRENCE INDUSTRIES, INC.


                                       By: /s/ J. D. Lawrence
                                          --------------------------------------
                                                      J. D. Lawrence
                                                        President


                                       DAILEY HOLDINGS INC.


                                       By: /s/ J. D. Lawrence
                                          --------------------------------------
                                                      J. D. Lawrence
                                                        President